EXHIBIT 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

        For Immediate Release
                    August 14, 2012

MAHANAGAR TELEPHONE NIGAM LIMITED
ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F

New Delhi, August 14, 2012 - Mahanagar Telephone Nigam Limited (the “Company”) NYSE: MTE, is announcing the filing with the U. S. Securities and Exchange Commission (the “SEC”) of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”).

A copy of the 2012 Form 20-F is publicly available on the Company’s web site at www.mtnl.net.in/20Fform.doc, as well as the SEC’s web site at www.sec.gov.  Upon request, registered holders of the Company’s American Depositary Shares (ADS) may also receive a hard copy by contacting the Company’s ADS agent, The Bank of New York Mellon, at 1-888-269-2377.

For additional information contact:

Smt. Anita Soni, Director Finance
dirfinco@bol.net.in
91-11-2332-1095

-or-

Carter Ledyard & Milburn LLP
rich@clm.com
212-238-8895